September 27, 2007

Mail Stop 4561

Pressley A. Ridgill
President and Chief Executive Officer
FNB Financial Services Corporation
1501 Highwoods Boulevard, Suite 400
Greensboro, North Carolina 27410

> **Re: FNB Financial Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-13086**

Dear Mr. Ridgill:

We have completed our review of your Form 10-K and have no further comments at this time. Please be advised that the staff of the Division of Corporation Finance does not provide no-action relief on a retroactive basis.

Sincerely,

Michael C. Volley
Senior Accountant